

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 25, 2023

Handong Cheng
Chief Executive Officer
ZW Data Action Technologies Inc.
Room 1106, Xinghuo Keji Plaza
No. 2 Fufeng Road
Fengtai District, Beijing
China 100070

> **Re: ZW Data Action Technologies Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2021**
> **File No. 001-34647**

Dear Handong Cheng:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Technology